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SEC FILE NUMBER
8-70557

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

APR 01 2022

Washington DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/13/2020 AND ENDING 12/31/21
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CHILIAN PARTNERS, L.P.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

421 CHILIAN AVENUE
(No. and Street)

PALM BEACH	FLORIDA	33480
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

DONALD DENTON	(561) 833-2700	chilianfl@aol.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH LLP
(Name – if individual, state last, first, and middle name)

100 MOTOR PARKWAY, SUITE 580	HAUPPAUGE	NY	11788
(Address)	(City)	(State)	(Zip Code)

03/04/2009	#3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Donald W. Denton, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Chilian Partners, L.P., as of December 31st, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRADFORD A. MILLER
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 4793716
Qualified in Putnam County
Commission Expires February 28, 2026

Notary Public

Signature:

Title: GENERAL PARTNER

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [x] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CHILIAN PARTNERS, L.P.

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
TOGETHER WITH AUDITOR'S REPORT

As of and for the Period from October 13, 2020 through December 31, 2021

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Chilian Partners, L.P.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chilian Partners, L.P. (the "Company") as of December 31, 2021, the related statements of operations, changes in partners' equity, and cash flows for the period from October 13, 2020 through December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Chilian Partners, L.P. as of December 31, 2021, and the results of its operations and its cash flows for period from October 13, 2020 through December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Chilian Partners, L.P.'s management. Our responsibility is to express an opinion on Chilian Partners, L.P.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Chilian Partners, L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Chilian Partners, L.P.'s financial statements. The supplemental information is the responsibility of Chilian Partners, L.P.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Chilian Partners, L.P.'s auditor since 2021.

Hauppauge, New York
March 30, 2022

Nawrocki Smith LLP

CHILIAN PARTNERS, L.P.

Statement of Financial Condition

As of December 31, 2021

ASSETS		
Current Assets		
Cash	$1,006,009	
Securities Long	4,965,084	5,971,093
Other Assets		4,000
TOTAL ASSETS		**$5,975,093**
LIABILITIES AND PARTNERS' EQUITY		
Margin Payable		2,023,574
Partners' Equity		3,951,519
TOTAL LIABILITIES AND PARTNERS' EQUITY		**$5,975,093**

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT B

CHILIAN PARTNERS, L.P.

Statement of Operations and Retained Earnings

For the Period from October 13, 2020 through December 31, 2021

Income	
Net Trading Profit & Loss	$1,303,991
Dividends	20,004
Other Income	1,088
Total Income	**$1,325,083**
Operating Expenses	
Employees' compensation and benefits	77,625
Short Dividends	1,750
Selling, general and admin expenses	312,261
Regulatory fees and expenses	952
Interest	25,832
Total Operating Expense	**$418,420**
Net income for Year	**$906,663**
Partners' Equity - October 13, 2020	3,044,856
Partners' Equity - December 31, 2021	**$3,951,519**

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT C

CHILIAN PARTNERS, L.P.

Statement of Changes in Partners' Equity

For the Period from October 13, 2020 through December 31, 2021

Partners' Equity - Beginning of Period	**3,044,856.00**
Net Income per Exhibit B	906,663.00
Partners' Equity - End of Period	**3,951,519.00**

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT D

CHILIAN PARTNERS, L.P.

Statement of Changes in Subordinated Liabilities

For the Period from October 13, 2020 through December 31, 2021

Balance-Beginning of Period	$-0-
Qualified Debt paid during year	$-0-
Balance-End of Period	$-0-

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT E.

CHILIAN PARTNERS, L.P.

Statement of Cash Flows

For the Period from October 13, 2020 through December 31, 2021

Cash Flows from Operating Activities

Net Income per Exhibit B:	**$906,663**
Changes in Assets & Liabilities:	
Increase in Securities Long	(1,599,387)
Increase in Margin Payable	1,167,097
Increase in Other Assets	(4,000)
Decrease in General Partner's Loan	(21,962)
Net Cash - Operating Activities (Increase):	**$448,411**
Net changes in cash	448,411
Cash Flow from Financing:	
Increase in General Partners' Equity	426,755
Cash Balance - Beginning of Period:	**130,843**
Cash Balance - Ending of Period:	**1,006,009**
Supplemental disclosure of cash flow information:	
Cash paid during year for:	
Interest Paid	**$38,534**

The accompanying notes to financial statements are an integral part of this statement.

CHILIAN PARTNERS, L.P.

NOTES TO FINANCIAL STATEMENTS
December 31, 2021

Note 1 – Date of Formation -- The Limited Partnership's Certificate of Limited Partnership was filed in Delaware on July 1, 1988 under the name of Chilian Partners, L.P. (the "Company"). The Company was registered as a broker dealer by Financial Industry Regulatory Authority (FINRA) on October 13, 2020, and conducts proprietary trading for its own account. All transactions are cleared through Pershing LLC, on a fully disclosed basis.

Note 2 – Significant accounting polices

Basis of reporting -- The accompanying financial statements have been prepared on the accrual basis of accounting. The financial statements represent the transactions of the Company for the period ended December 31, 2021.

Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Those estimates and assumptions reflect the reported amounts of assets and liabilities, the disclosures of contingent liabilities, and reported revenues and expenses. Actual amounts could differ from those estimates.

Cash and cash equivalents -- The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At various times during the period ended December 31, 2021, balances of cash and cash equivalents at banking institutions may have exceeded federal insurance levels. As of December 31, 2021 cash in excess of federally insured limits amounted to $756,009.

Income taxes -- The Company is a limited partnership and is not subject to federal or state taxation on its income.

Note 3 – Commitments and contingencies -- The Company leases office space from its general partner and is also responsible for quarterly management payments when invoiced by the general partner. The Company has no other commitments and contingencies.

Note 4 - Insurance -- The Company maintains a renewable Securities Dealer Blanket Bond as required by the Financial Industry Regulatory Authority (FINRA). The Company is a member of the Securities Investors Protections Corporation (SIPC).

Note 5 – Net Capital Requirements -- The Company is subject to Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the Company to maintain minimum dollar net capital of $100,000. At December 31, 2021, the Company had net capital of $2,557,505.

Note 6 – Related Parties -- The office of the Company is located in the home owned by a general partner of the Company. The Company reimburses the general partner quarterly for facility and other business expenses.

Note 7 – Subsequent Events -- The Company performed an evaluation of events that have occurred subsequent to December 31, 2021, and through March 30, 2022, the date this report was available to be issued. There have been no material subsequent events that have occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2021.

SCHEDULE 1

CHILIAN PARTNERS, L.P.

Computation of Net Capital Pursuant to Rule 15C3-1

As of December 31, 2021

Computation of Net Capital

Total Partners' Equity – Exhibit A	$3,951,519
Less: Haircuts on Securities:	
Other securities	744,762
Undue Concentration	649,252
Net Capital	**$2,557,505**

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$134,905
Minimum Dollar Net Capital Requirement	$100,000
Excess Net Capital	$2,422,600
Percentage of Aggregate Indebtedness to Net Capital	**79.12%**

No material difference exists between our Audit Report for the fiscal period ending December 31, 2021 and the Focus Report X-17A-5 as of December 31, 2021.

SCHEDULE 2

CHILIAN PARTNERS, L.P.

Information Relating to the Possession or Control Requirements

Pursuant to Rule 15C3-3

As of December 31, 2021

The Company claims exemption from the requirements of Rule 15C3-3 under Section (k)(2)(ii) of the rule, on the grounds that all customer transactions were cleared through Pershing, LLC on a fully disclosed basis.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Chilian Partners, L.P.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Chilian Partners, L.P. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal period (October 13, 2020 through December 31, 2021) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hauppauge, New York
March 30, 2022

Nawrocki Smith LLP

Chilian Partners, L.P.
Exemption Report
December 31, 2021

Chilian Partners, L.P. asserts , to its best knowledge and belief, the following:

(1) Chilian Partners, L.P., claims an exemption from § 240.15c3-3 under section *(k)(2(ii)* which applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

(2) Chilian Partners, L.P., has met such exemption provisions in § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal period (October 13, 2020 through December 31, 2021) without exception.

Chilian Partners, L.P.

Date: March 30, 2022

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Partners of
Chilian Partners, L.P.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the period from October 13, 2020 through December 31, 2021. Management of Chilian Partners, L.P. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the period December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the period ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the period ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the period ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hauppauge, New York
March 30, 2022

Nawrocki Smith LLP

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/21
and ending 12/31/21

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$327,737.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		-0-
(2) Net loss from principal transactions in securities in trading accounts.		-0-
(3) Net loss from principal transactions in commodities in trading accounts.		-0-
(4) Interest and dividend expense deducted in determining item 2a.		(21,620.)
(5) Net loss from management of or participation in the underwriting or distribution of securities.		-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		-0-
(7) Net loss from securities in investment accounts.		-0-
Total additions		(21,620.)
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		-0-
(2) Revenues from commodity transactions.		-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		(8,650.)
(4) Reimbursements for postage in connection with proxy solicitation.		-0-
(5) Net gain from securities in investment accounts.		327,737.
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)		-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$-0-
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$-0-
Enter the greater of line (i) or (ii)		-0-
Total deductions		319,087.
SIPC Net Operating Revenues		$(8,650)
General Assessment @ .0015		$(13.)
	(to page 1, line 2.A.)

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/21

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

70557 FINRA Dec.
CHILIAN PARTNERS, L.P.
421 CHILEAN AVENUE
PALM BEACH, FL. 33480-4528

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $(13.)

B. Less payment made with SIPC-6 filed (exclude interest) (-0-)

Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) (13)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $(13)

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ -0-

H. Overpayment carried forward $((13.))

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CHILIAN PARTNERS, L.P.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

GENERAL PARTNER
(Title)

Dated the 8TH day of February, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this f for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy __

Exceptions:

Disposition of exceptions:

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Chilian Partners, L.P.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chilian Partners, L.P. (the "Company") as of December 31, 2021, the related statements of operations, changes in partners' equity, and cash flows for the period from October 13, 2020 through December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Chilian Partners, L.P. as of December 31, 2021, and the results of its operations and its cash flows for period from October 13, 2020 through December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Chilian Partners, L.P.'s management. Our responsibility is to express an opinion on Chilian Partners, L.P.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Chilian Partners, L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Chilian Partners, L.P.'s financial statements. The supplemental information is the responsibility of Chilian Partners, L.P.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Chilian Partners, L.P.'s auditor since 2021.

Hauppauge, New York
March 30, 2022

Nawrocki Smith LLP